SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 7, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis announces agreement to develop influenza vaccines using revolutionary “synthetic genomics” technology

•                  Collaboration with Synthetic Genomics Vaccines Inc. combines synthetic biology and genome sequencing capabilities with leading edge vaccine technology

•                  New technology aims to create more flexible processes to generate influenza seed viruses, with the aim to speed up influenza vaccine production

•                  Development of library of fully synthetic flu virus strains and ability to rapidly generate new strains could speed response to seasonal and pandemic flu outbreaks

Basel, October 7, 2010 — Novartis announced today an agreement with Synthetic Genomics Vaccines Inc. (SGVI) to apply “synthetic genomics” technologies to accelerate the production of the influenza seed strains required for vaccine manufacturing. The seed strain is the starter culture of a virus, and is the base from which larger quantities of the vaccine virus can be grown. The three-year agreement, supported by an award from the U.S. Biomedical Advanced Research and Development Authority (BARDA), could ultimately lead to a more effective response to seasonal and pandemic flu outbreaks.

Currently Novartis and other vaccines companies rely on the WHO to identify and distribute live reference viruses to create seasonal or pandemic vaccines. Under this collaboration, Novartis and SGVI will work to develop a “bank” of synthetically constructed seed viruses ready to go into production as soon as WHO identifies the flu strains. The technology could reduce the vaccine production time by up to two months, which is particularly critical in the event of a pandemic.

“Our research strategy has always been to apply new vaccine technologies and innovation to deliver better prevention methods and meet patient needs,” said Rino Rappuoli, Head of Research for Novartis Vaccines and Diagnostics. “We are pleased to work in collaboration with Craig Venter and SGVI to study and develop this promising and important new synthetic genomics technology. It has the potential to safely reduce the time needed to develop new vaccines and improve pre-pandemic preparedness.”

“Synthetic Genomics Vaccines Inc is pleased to be working with Novartis on this key application of synthetic genomic technology,” said Dr. Venter, founder and CEO of SGVI. “The Venter Institute has a long and successful history of working with Novartis and we are excited to extend this relationship with SGVI to use the latest advances in our science to improve and enhance vaccine development and production.”

Novartis plans to test vaccines that could potentially result from this new approach in large-scale clinical trials. Review and approval from country health authorities will be obtained before any commercial use.

SVGI is a new company formed by Synthetic Genomics Inc and the not-for-profit research institute, the J. Craig Venter Institute (JCVI). JCVI is currently working to sequence genes representing the diversity of several viruses, including influenza virus, and Novartis has been working with JCVI for more than a decade to apply their findings in the genomics field to develop novel vaccines that prevent disease. The last collaboration introduced the use of genomics in vaccines research, a technology today known as “reverse vaccinology”.

About Synthetic Genomics Technology

Synthetic genomics is a field of science in which genomes are designed using the computer and constructed in the laboratory using chemical techniques. When the genome of a potential influenza vaccine seed virus is synthesized and placed in a suitable cell, the essential starting material for an influenza vaccine can be produced. This technology holds promise to create a fast and flexible process to produce vaccines more rapidly when a new strain emerges.

About Novartis

Novartis Vaccines and Diagnostics is a division of Novartis, focused on the development of preventive treatments. The division has two businesses: Novartis Vaccines and Novartis Diagnostics. Novartis Vaccines is the world’s fifth-largest vaccines manufacturer and second-largest supplier of flu vaccines in the US. The division’s products also include meningococcal, pediatric and travel vaccines. Novartis Diagnostics, the blood testing and molecular diagnostics business, is dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools that protect the world’s blood supply.

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 102,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Disclaimer

This release contains certain forward-looking statements relating to the exclusive agreement concluded between Novartis and SVGI for synthetic biologics technology. Such forward-looking statements are not historical facts and can generally be identified by the use of forward-looking terminology such as “to develop”, “aims”, “aim”, “could”, “to accelerate”, “can”, “will”, “to study”, “develop”, “promising”, “potential”, “plans”, “potentially”, or similar expressions, or by express or implied discussions regarding the potential future development of influenza vaccines using “synthetic genomics” technology,” or the ability of such technology to speed up the development of influenza vaccines, or regarding potential future sales or earnings of Novartis’ influenza vaccines. Such forward-looking statements reflect the current plans, expectations, objectives, intentions or views of Novartis with respect to future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management’s expectations regarding Novartis collaboration with SVGI could be affected by, among other things, unexpected development delays or difficulties; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and

Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

References

1.          Gibson, Daniel G. et al. Creation of a Bacterial Cell Controlled by a Chemically Synthesized Genome. Science. E-pub in advance of publication, May 20, 2010, www.sciencemag.org/cgi/content/abstract/science.1190719v1.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Natacha Gassenbach Novartis Vaccines & Diagnostics +617 871 8341 (direct) +617 852 8609 (mobile) natacha.gassenbach@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 3769	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 7, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting